UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)1

OMNICOMM SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

68212 U 10 4
(CUSIP Number)

Cornelis Wit
2101 W. Commercial Blvd. Suite 3500,
Ft. Lauderdale, FL 33309
(954) 473-1254
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

1
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68212 U 10 4	13D	Page 2 of 4 Pages

1	Names of reporting person Cornelis Wit
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Holland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 76,866,258 shares*
	8	Shared voting power -0-
	9	Sole dispositive power 76,866,258 shares
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 76,866,258 shares*
12	Check box if the aggregate amount in Row (11) excludes shares ☐
13	Percent of class represented by amount in Row (11) 50.2%*
14	Type of reporting person IN

*On November 30, 2010 the Reporting Person acquired 250,000 shares of Series D Preferred Stock of the Issuer.  The Series D Preferred Stock are non-registered securities, non-convertible and each share provides the Reporting Person super-voting rights at any meeting of the stockholders of the Issuer and such shares of Series D Preferred Stock will vote together with the common stockholders of the Issuer, provided for the election or removal of directors the shares of Series D Preferred Stock will be voted in the same percentage as all voting shares of common stock voted for each director, in the amount of 400 votes per Series D Preferred Stock equaling an aggregate of 100,000,000 votes. If calculated with 7, 11 and 13 above, sole voting power would equal 176,866,258 votes, aggregate amount beneficially owned by each reporting person would equal 176,866,258 votes and the percent of class represented by the amount in Row 11 would be 69.9%.

Page 3 of 4 Pages

This Amendment No. 3 amends the Schedule 13D originally filed by the Reporting Person with the Commission on December 29, 2008 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 2, 2010 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on February 23, 2012 (Amendment No. 2.) The Original Schedule 13D, Amendment No. 1 and Amendment No. 2 are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 3 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

 Item 3 of the Schedule 13D is amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

On January 1, 2012, the Reporting Person was assigned a Convertible Note of the Issuer dated December 16, 2008 in the amount of $125,000 convertible into 250,000 shares of common stock of the Issuer and warrants convertible into 250,000 shares of common stock of the Issuer at an exercise price of $0.50 with an expiration date of December 16, 2013 from Ronald T. Linares, former Chief Financial Officer of the Issuer. As part of the assignment from Mr. Linares to Mr. Wit, a personal promissory note from Mr. Linares to Mr. Wit in the amount of $100,000 was deemed fully satisfied.  In addition, the transaction was part of a business relationship with Mr. Linares involving numerous other transactions unrelated to the Issuer and the Issuer's securities which in the aggregate the Reporting Person is not able to quantify the consideration paid for the securities.

On October 16, 2012, the Reporting Person purchased with personal funds 504,413 shares of common stock of the Issuer from Ronald T. Linares, former Chief Financial Officer of the Issuer in exchange for $75,000.00.

On December 7, 2012, the Reporting Person purchased with personal funds 1,200,000 shares of common stock of the Issuer from Fernando Montero, former director of the Issuer in exchange for $180,000.00.

On December 27, 2012, the Reporting Person purchased with personal funds 2,508,411 shares of common stock of the Issuer from Atlantic Security Bank (“ASB”) in exchange for $376,261.65. Fernando Montero, former director of the Issuer had voting and dispositive control of the shares of the Issuer held by ASB and therefore may be deemed to beneficially own the shares held by ASB.

On December 27, 2012, the Reporting Person purchased with personal funds 2,000,000 shares of common stock of the Issuer from Atlantic Balanced Fund (“ABF”) in exchange for $300,000.00. Fernando Montero, former director of the Issuer is president, director and sole shareholder of Mentor Capital Corporation (“Mentor Capital”). Mentor Capital is the fund manager for Atlantic Balanced Fund and had voting and dispositive control of the shares of the Issuer held by ABF and therefore Mr. Montero may be deemed to beneficially own the shares held by ASB.

On January 1, 2013, the Reporting Person received a promissory note from the Issuer in the amount of $529,000 and related warrants convertible into 2,116,000 shares of common stock of the Issuer at an exercise price of $0.25 with an expiration date of January 1, 2016 in exchange for a loan made with personal funds in the amount of $529,000.

On March 13, 2013, the Reporting Person was awarded 100,000 Restricted Shares of the Common Stock of the Issuer.  The shares were issued pursuant to the terms and conditions of the 2009 Equity Incentive Plan of OmniComm Systems, Inc. and held in escrow to be released ratable over a three year period conditioned upon continued employment.  The Reporting Person retains voting rights over all the shares while in escrow.

 Page 4 of 4 Pages

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of securities of the class identified in Item 1 that are beneficially owned by the Reporting Person is 76,866,258 shares. Such amount of shares includes (i) 10,332,741 shares of common stock, (ii) 1,250,000 shares issuable upon exercise of currently exercisable common stock purchase options, (iii) 42,633,517 shares issuable upon exercise of currently exercisable common stock purchase warrants, and (iv) 22,650,000 shares issuable upon conversion of Convertible Debentures. The foregoing constitutes approximately 50.2% of the outstanding shares of common stock of the Issuer, based on 86,556,495 shares of common stock outstanding as of November 5, 2012 according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 6, 2012. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)	The Reporting Person holds sole voting and dispositive powers over the shares identified in Item 5(a). The Reporting Person does not share voting or dispositive powers over any of such shares.

(c)
Since the filing of Amendment No. 2 to the Original Schedule 13D on February 23, 2012, the Reporting Person has engaged in the following transactions within the 60 days with respect to the common stock:

On March 13, 2013, the Reporting Person was awarded 100,000 Restricted Shares of the Common Stock of the Issuer.  The shares were issued pursuant to the terms and conditions of the 2009 Equity Incentive Plan of OmniComm Systems, Inc. and held in escrow to be released ratable over a three year period conditioned upon continued employment.  The Reporting Person retains voting rights over all the shares while in escrow.

(d)	The Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock that are the subject of this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2013

/s/ Cornelis Wit
Cornelis Wit